Exhibit 21

SUBSIDIARIES OF ARCLIGHT CLEAN TRANSITION CORP.

The following table lists each subsidiary of ArcLight Clean Transition Corp. (the “Company”), the percentage of each subsidiary’s voting securities beneficially owned by the Company and the jurisdiction under the laws of which each subsidiary was organized:

Name	% of Voting Securities	Jurisdiction of Incorporation
Phoenix Merger Sub, Inc.	100	Delaware